March 18, 2005


Mail Stop 03-06

Reed J. Killion
President and Director
Uni-Pixel, Inc.
11940 Jollyville Road, Suite 200N
Austin, Texas 78759

Re:	Uni-Pixel, Inc.
	Form 10-SB
	Filed February 18, 2005
	File No. 0-49737

Dear Mr. Killion:

      We have the following comments to your filing. Please file an amendment by April 11, 2005 to comply with our comments. If you cannot amend the filing by that time, you should consider withdrawing the filing before it becomes effective by operation of law. You could then refile when you are able to respond to the comments. Please note that you should file the request for withdrawal by April
19, 2005.

      If you disagree with our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Part I

Item 1.  Description of Business - Page 1

Overview- Page 1
1. Please expand the first paragraph to quantify the amount of your accumulated deficit. Also revise the related disclosure on page 12.
2. We note your disclosure here and on page 3 regarding the size and estimated growth of the electronic display market. Please supplementally provide us with the reports of DisplaySearch and mark the section or sections of the supplemental materials that supports your statements. With a view toward disclosure, also tell us whether you commissioned the research conducted by DisplaySearch.
3. Please explain to us your reasonable basis for concluding that the
TMOS technology is more economical, durable, reliable and efficient than existing competitive products, such as LCD and plasma displays, when you have not yet commercialized a product based on this technology. In this regard, we note your disclosure on page 16 regarding the risk that the TMOS technology may not be commercially or technically feasible for broad-based product applications.
4. We note your disclosure that you have had "only a few revenue-generating services or development contracts." Here and on page 12, please revise to quantify the revenues you have recorded to date and the time period over which you recorded these revenues. Furthermore, please revise to identify the military contractor, the personal computer company, and the military agency to which you refer on page
3, as well as the national laboratory and leading military contractor on page 4. Clarify the nature of your relationship with each of these parties.

Our Competitive Strengths - Page 4
5. Please reconcile your statement that you have adopted what you believe to be an "innovative" business model with your disclosure on page 10 that some of your competitors follow a similar business model.
6. We note your disclosure that you have entered into research and development agreements with a United States government agency under the Small Business Innovation Research program, through which you have received or will receive some funding. Please identify the government agency, quantify the amount of funding you have received or expect to receive under this program, and indicate when the agreements expire. Also expand your disclosure to describe briefly the government`s rights to your technology under these agreements.

Item 2.  Management`s Discussion and Analysis or Plan of Operation
-
Page 20

Results of Operations - Comparison of Fiscal Years Ending December 31, 2004 and 2003 - Page 20

7. Please revise your disclosure to explain the reasons underlying the factors you cite for the change in your results. For example, we note you attribute the increase in selling, general and administrative expenses from 2003 to 2004 to an increase in salary expense and in legal fees. Please revise to explain why salary expense increased, and why legal fees increased. For instance, did your salary expense increase due to an increase in the number of employees, or another reason? Refer to Exchange Act Release No. 34-
48960 (December 19, 2003), available on our website at www.sec.gov.
8. Please revise to clarify the term "impacts of additional debt financing" to which you attribute an increase in interest expense of almost 50% from 2003 to 2004.

Historical Cash Flows - Page 20
9. We note that your discussion of changes in cash flows is a recitation in narrative form of certain items within your cash flow statement. For instance, we note that the increase in cash used in operating activities is attributed "primarily" to increased research and development spending and increased general and administrative expenses; however, only $827,000 of the $1,282,000 increase in operating cash flow is attributable to the items specified. Please revise to discuss the reason for the remaining increase in your operating cash flow, and describe the reasons underlying the changes in your operating cash flow.

Liquidity and Financial Condition - Page 21
10. Please revise to discuss any known trends, events or uncertainties that have or are reasonably likely to have a material impact on your short-term or long-term liquidity. For example, we note your disclosure on page 20 that your interest expense increased due to the "impacts of additional debt financing."

Item 5.  Directors, Executive Officers, Promoters and Control
Persons
- Page 24
11. We note that Section 1 of Exhibit 10.2 indicates that you have agreed to elect one director designated by the Fordham Financial Management to the board of directors, and that the director will be compensated and will receive reimbursed expenses for attending meetings of the board. Please revise the appropriate sections of your document to discuss this arrangement and to disclose the terms of any non-employee director compensation.

Item 6.  Executive Compensation - Page 26

Summary Compensation Table - Page 26
12. Please revise the table to disclose the named executive officers` compensation for the last three fiscal years. Refer to Item 402(b)(2) of Regulation S-B.
13. Please supplementally advise, with a view to disclosure, why this section does not address the advances and cancellations discussed in
Note 4 of the financial statements. Also, revise page 21 to discuss the impact on liquidity and capital resources.
14. Please confirm that none of the options representing 1,490,000 shares of common stock that were issued to employees in 2004 were issued to named executive officers for which disclosure under Item 402 of Regulation S-B is required. Alternatively, please provide the disclosure required under this item.

Item 7.  Certain Relationships and Related Transactions - Page 26
15. Please revise to provide the disclosure required under Item
404
of Regulation S-B with regard to the transactions described in
Section 7.4, Section 8.5 and Section 8.6 of Exhibit 10.9.
16. Please revise to provide the disclosure required under Item
404
of Regulation S-B with regard to the $117,846 in employee advances receivable that were settled with your employees during 2004.

The Merger Agreement - Page 26

17. We note your disclosures about the merger agreements in December
2004 between Uni-Pixel Displays, Inc., Uni-Pixel Merger Sub, Inc., Gemini V, Inc. and certain of your principal stockholders. Please revise this section to briefly explain the background of all entities involved in the transaction, to indicate the accounting acquirer and the legal acquirer in the transaction and to clearly disclose how you accounted for the transaction. Consider adding graphic disclosures to the filing that present your current and former ownership structure and percentages. We may have further comments after reviewing your response and revisions.
18. Please revise this section to describe the assets purchased from
Gemini V, Inc. for which you issued 2,917,250 shares of common stock.
We note your disclosure in Note 1 to the financial statements that Gemini was a non-operating private company with limited assets.

Cancellation and Transfer Agreement - Page 27
19. Please revise your disclosure to indicate the consideration
Mr.
Disalvo received in exchange for the cancellation and transfer of his shares.

Lock-Up Agreements - Page 28
20. Please revise to indicate which stockholders have signed lock-up agreements. Please ensure that the signed versions of these agreements are filed as exhibits to the registration statement.

Item 8.  Description of Securities - Page 29
21. The statement that all outstanding shares of your common stock are fully paid and non-assessable is a legal conclusion that you are not qualified to make. Please revise to identify the counsel that has made the conclusion and file counsel`s consent to be named in this section as an exhibit to the registration statement.

Series A Convertible Preferred Stock - Page 30
22. Please revise your disclosure regarding restrictions on transferability to indicate that preferred stockholders who purchased
Series A preferred stock in your recent private placement are also entitled to piggy-back registration rights, and identify the period in which those rights may be exercised.

Part II

Item 4.  Recent Sales of Unregistered Securities - Page 31
23. Please reconcile your disclosure with regard to the 2,565,000 shares of Series A preferred stock issued on December 9, 2004 with your balance sheet, which indicates that 2,821,643 shares of preferred stock were outstanding at December 31, 2004.

Part F/S

Consolidated Statements of Stockholders` Equity (Deficit) - Page
F-5

24. Revise your Statement of Stockholders` Equity to include the disclosures as listed in paragraph 11(d) of SFAS 7.

Note 1. Incorporation and Nature of Business

(h) Revenue Recognition - Page F-10

25. We note your disclosure that "revenue is generally recognized when persuasive evidence of an arrangement exists, delivery of the product or service has occurred, the fee is fixed and determinable, and collectibility is probably." Please tell us and revise future filings to describe those circumstances when revenue would be recognized at a different point in the sales process and how you would account for such revenue transactions.

 (j) Stock-Based Compensation Plans - Page F-10

26. Supplementally tell us how you accounted for the rescission of stock options and the related re-issuance of fully vested shares in accordance with paragraph 47(f) of SFAS 123. Further, tell us the price at which the shares were re-issued. Please cite the accounting guidance that supports your accounting.

Note 4. Related Party Transactions - Page F-14

27. Please provide us with further details regarding your agreement with various past and present employees to cancel debts in the form of promissory notes and accrued wages totaling $895,465. Tell us the nature of any related additional liabilities or agreements the company entered into with these employees, if any.

28. We noted that the amounts advanced to officers of the company "were settled between the company and all employees." Please tell us how these arrangements were settled. It does not appear that these amounts were repaid to the company based on the cash flow statement.
Please clarify for us and revise your footnote to tell investors, see paragraph 2 (d) of SFAS 57.

Note 6. Income Taxes - Page F-15

29. Revise your footnote to include the disclosures required by paragraphs 43 through 47 of SFAS 109, as applicable.

Note 8.  Common Stock - Page F-16

30. We see on December 9, 2004 you were recapitalized pursuant to a
Reverse Merger accounted for as a recapitalization of Uni-Pixel via an issuance of common stock by Uni-Pixel for the net assets of REFL and Gemini V, Inc. Please revise the note to disclose the business of Gemini V and why you issued shares for their net assets. Also, clarify who REFL is - we assume it is Real-Estateforlease.com, Inc.
Finally, please tell us why both share issuances are properly accounted for as a recapitalization. Do both Gemini V, Inc. and REFL have common ownership? Why isn`t the transaction with Gemini V a purchase business combination with you as the accounting acquirer? We may have further comments after reviewing your response.
Revise
the filing as necessary based on our concerns.

Note 9. Convertible Preferred Stock - Page F-16

31. We noted that the shares of Series A Preferred Stock automatically convert to common stock on December 31, 2007 and have a liquidation preference of $3.50 per share. Please confirm these shares are not mandatorily redeemable as a result of a liquidation preference or otherwise. Further, please clarify how EITF D-98 and ASR 268 impacts how you are required to present the securities in your balance sheet. Revise the filing as necessary based on our comment.

32. Revise the filing to disclose how you valued and accounted for the warrants to purchase 769,500 shares of common stock issued to the
Series A Preferred Stock placement agent.

Part III

Item 1.  Index to Exhibits
33. Please file the complete versions of Exhibits 10.7 and 10.9. We may have further comment upon review of the complete exhibits.
34. Please revise the exhibit index to clarify the references to Form
1-A. It does not appear that these exhibits have been filed with any document other than the registration statement on Form 10-SB.

*     *     *

      If you cannot amend your filing in the timeframe mentioned on page 1, please tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Julie Sherman at (202) 824-5506 or Daniel Gordon, Accounting Branch Chief, at (202) 942-2813 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Beth Breslin at (202) 942-2914 or me at
(202) 942-1927 with any other questions.


      Sincerely,



Thomas A. Jones
Senior Attorney



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Reed J. Killion
Uni-Pixel, Inc.
March 18, 2005
Page 1